UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    (Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
                          [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: September 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                 ROO GROUP INC.

                             Full name of Registrant

                         228 East 45th Street, 8th Floor

            Address of Principal Executive Office (Street and Number)

                               New York, NY 10017

                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       | (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
       | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or
       |      portion thereof, will be filed on or before the fifteenth calendar
  [X]  |      day following the prescribed due date; or the subject quarterly
       |      report or transition report on Form 10-Q, or portion thereof will
       |      be filed on or before the fifth calendar day following the
       |      prescribed due date; and
       | (c)  The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

         The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Robin Smyth             (646)             352-0260
                 -----------             -----             --------
                    (Name)            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 Yes [X] No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Total revenues for the three months ended September 30, 2005 increased by approximately 66% compared to the three months ended September 30, 2004. Total revenues for the nine months ended September 30, 2005 increased by approximately 124% compared to the nine months ended September 30, 2004. The increase over the periods reflects the inclusion of revenues of acquisitions not included for the full prior period and increasing sales revenue from operations.

         Total expenses for the three months ended September 30, 2005 increased by approximately 66% compared to the three months ended September 30, 2004. Total expenses for the nine months ended September 30, 2005 increased by approximately 157% compared to the nine months ended September 30, 2004. The increase over the periods reflects the inclusion of operating expenses of acquisitions from the date of the acquisition and increasing costs associated with revenue generation. Research and development expenses also increased due primarily to the increase in development activities associated with enhancements to the registrant's management platform which was acquired in the acquisition of Videodome Networks, Inc. Sales and marketing expenses increased due to the acquisition of Reality Group Pty Ltd. and increased costs in the sales and marketing of the registrant's products. In addition, general and administrative expenses increased due primarily to providing administrative support to increased operations and the issuance of shares to the registrant's directors and executive officers as performance bonuses.

         Net loss before income taxes increased approximately 115% for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Net loss before income taxes increased approximately 155% for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The increase in the registrant's net loss is due to the increase in activities to develop products for revenue generation and marketing expenses in generating revenue and the increase in administrative expenses to support these activities.

--------------------------------------------------------------------------------


                                 ROO GROUP, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005                  By:   /s/ Robin Smyth
      -----------------                       ----------------------------------
                                              Robin Smyth
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.